

DIVISION OF
CORPORATION FINANCE

September 30, 2009

Via U.S. Mail and Fax (303) 595-0709
Mr. Joseph B. Feiten
Chief Financial Officer
American Oil & Gas, Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265

> Re: **American Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 24, 2009**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed May 8, 2009**
> **File No. 1-31900**

Dear Mr. Feiten:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                     /s/ Chris White

                                    Chris White
                                    Branch Chief